UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

United Continental Holdings, Inc. - File No. 001-06033
Continental Airlines, Inc. – File No. 001-10323
CF# 27812

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United Continental Holdings, Inc. and Continental Airlines, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 21, 2011.

Based on representations by United Continental Holdings, Inc. and Continental Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through June 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel